As filed with the Securities and Exchange Commission on December 14, 2005 Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, d.c. 20549

FORM S-3

registration statement under the securities act of 1933

EQUITEX, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-0905189
(State or other jurisdiction of Incorporation or organization)	**(I.R.S. Employer Identification No.)**

7315 EAST PEAKVIEW AVENUE
ENGLEWOOD, COLORADO 80111
(303) 796-8940
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

HENRY FONG, PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
7315 EAST PEAKVIEW AVENUE
ENGLEWOOD, COLORADO 80111
Telephone (303) 796-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communication, including all communication sent to the agent for service, should be sent to:
William M. Mower, Esq.
Ranga Nutakki, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center, 90 South 7th Street
Minneapolis, Minnesota 55402
Telephone (612) 672-8200

Approximate date of commencement of proposed sale to public: from time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earliest effective registration statement for the same offering: [ ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, please check the following box: [ ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, please check the following box: [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common stock, $.01 par value per share	1,470,910 shares	$4.97 (2)	$7,310,423	$782.22
Common stock, $.01 par value per share (3) . . .	550,000 shares	$5.50 (4)	$3,025,000	$323.68
Common stock, $.01 par value per share (5) . . .	973,498 shares	$5.48 (6)	$5,334,769	$570.82

(1) Estimated in accordance with Rule 457 solely for the purpose of calculation of the registration fee.

(2) Estimated in accordance with Rule 457(c) based on the average high and low sales price as reported on the Nasdaq Capital Market on December 12, 2005.

(3) Common stock to be sold by selling stockholders upon the conversion of debt to equity.

(4) Estimated in accordance with Rule 457(g) solely for the purpose of calculation of the registration fee, and based on weighted-average conversion price of the common shares issuable.

(5) Common stock issuable upon exercise of outstanding warrants.

(6) Estimated in accordance with Rule 457 solely for the purpose of calculation of the registration fee, and based on the weighted-average exercise price of the warrants, as required under Rule 457(g).

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Securities included in the registration statement of which this prospectus is a part may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED _________

PROSPECTUS

EQUITEX, INC.

2,994,408 shares of common stock

This prospectus relates to the resale of 2,994,408 shares of common stock of Equitex, Inc. held by the selling securityholders listed on page 15 of this prospectus. We will receive no proceeds from the sale of the currently outstanding common stock by the selling securityholders. In addition, this prospectus relates to 550,000 shares of common stock of Equitex, Inc. that are issuable upon the conversion of certain promissory notes as well as 973,498 shares of common stock that are issuable upon the exercise of certain warrants currently held by the selling securityholders. We will receive proceeds from this offering in the event that any warrants are exercised. If all of the warrants are exercised, Equitex, Inc. will receive proceeds in an amount up to $5,338,330.

Our common stock is listed on the Nasdaq Capital Market under the symbol "EQTX." On December 12, 2005, the last sale price for our common stock as reported on the Nasdaq Capital Market was $5.00 per share.

The shares of common stock offered by this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 7 for a description of some of the risks you should consider before buying any shares of our common stock offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information contained in this prospectus is not complete and may be changed. The selling securityholders listed on pages 15-17 of this prospectus may not sell the securities to be registered hereunder for resale until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is ____________, 2005

TABLE OF CONTENTS

	Page
Prospectus Summary	1
Risk Factors	7
Cautionary Note Regarding Forward-Looking Statements	14
Use of Proceeds	14
Selling Securityholders	15
Plan of Distribution	18
Legal Matters	20
Experts	20
Where You Can Find More Information	20
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	21

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement containing this prospectus, including the exhibits to the registration statement, also contains additional information about Equitex, Inc. and the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission's website (located at www.sec.gov) or at the Securities and Exchange Commission's Public Reference Room mentioned under the heading "Where You Can Find More Information" on page 20 of this prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business, financial condition or results of operations may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights certain information found in greater detail elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. We urge you to read this entire prospectus carefully, including the risks of investing in our common stock discussed under "Risk Factors" and the financial statements and other information that is incorporated by reference into this prospectus, before making an investment decision. In addition, this prospectus summarizes other documents which we urge you to read. All references in this prospectus to "Equitex," "we," "us," "our" or "our company" refer to Equitex, Inc. and our consolidated subsidiaries.

The Company

Equitex, Inc. was organized under the laws of the State of Delaware in 1983. From 1984 until January 4, 1999, we were a business-development company, a form of closed-end, non-diversified investment company, subject to the applicable provisions of the Investment Company Act of 1940. A business-development company generally must maintain 70% of its assets in new, financially troubled or otherwise qualified companies, known as investee companies, and offer significant managerial assistance to such investee companies. We primarily were engaged in the business of investing in and providing managerial assistance to developing companies that, in our opinion, had a significant potential for growth. On April 3, 1998, our stockholders authorized us to change the nature of our business and withdraw our election as a business-development company, which withdrawal became effective on January 4, 1999. Effective December 1, 2001, we acquired all the outstanding common stock of Chex Services, Inc. in exchange for 1,992,001 shares of our common stock valued at $10,119,000 ($5.08 per share), in a transaction accounted for as a purchase. Chex Services provides comprehensive cash access services to casinos and other gaming establishments.

In August 2002 we formed a new majority owned subsidiary, Denaris Corporation, to pursue opportunities in stored value card operations. In return for assigning our rights to certain notes receivable as well as the opportunity to acquire certain technological and other information from our subsidiary Key Financial Systems, Denaris Corporation agreed to pay Equitex $250,000 in the form of a promissory note as well as 5,000,000 shares of common stock of Denaris Corporation. As of December 1, 2005, Denaris Corporation had 6,510,000 shares of common stock outstanding. Accordingly, we owned 77% of the outstanding common stock of Denaris Corporation as of such date.

On April 14, 2004, Chex Services, Inc. executed and delivered an Agreement and Plan of Merger with Seven Ventures, Inc., a publicly traded Nevada corporation, and Seven Ventures Newco, Inc., a Minnesota corporation and wholly owned subsidiary of Seven Ventures, Inc. Seven Ventures, Inc. had no business operations when the Agreement and Plan of Merger was executed. On June 7, 2004, the merger transaction was consummated. In the merger, Seven Ventures Newco, Inc. merged with and into Chex Services, Inc., with Chex Services surviving the merger as the wholly owned operating subsidiary of Seven Ventures, Inc. At the closing of the merger, we exchanged 100% of our equity ownership in Chex Services for 7,700,000 shares of common stock of Seven Ventures, Inc., representing approximately 93% of the outstanding common stock of Seven Ventures, Inc. immediately following the merger. On June 29, 2004, Seven Ventures, Inc. changed its name to FastFunds Financial Corporation. We presently own approximately 73% of the outstanding common stock of FastFunds Financial Corporation. Since the merger, the sole business of FastFunds Financial Corporation has been the conduct of the business of Chex Services, Inc.

At the closing of the merger, a bridge loan was consummated whereby Seven Ventures, Inc. (n/k/a FastFunds Financial Corporation) received $400,000 in exchange for the issuance of convertible promissory notes. The promissory notes are convertible into an aggregate of 4,000,000 shares of common stock of FastFunds Financial Corporation, in stages, upon the satisfaction of certain criteria, including but not limited to: (1) the execution and delivery of a financial-services advisory agreement between FastFunds Financial Corporation and a financial advisor (at which time 25% of the principal amount of the note became convertible); (2) identification of an independent director to serve as a director on the board of directors of FastFunds Financial Corporation and delivery to FastFunds of a list of potential suitable merger or acquisition candidates (at which time an additional 25% of the principal amount of the note became convertible); and (3) the execution and delivery of a definitive merger or acquisition agreement with a target entity having not less than $10,000,000 in revenue (at which time the remaining 50% of the principal amount of the note shall be convertible). As of the date of this prospectus, the note holders have converted $200,000 of the convertible promissory notes into 2,000,000 shares of FastFunds common stock as a result of their performance under criteria (1) and (2) above.

In May 2005, we entered into an agreement to acquire 100% of Digitel Network Corporation ("Digitel"), and National Business Communications, Inc. ("NBC"). Digitel's wholly-owned subsidiaries are Platinum Benefit Group, Inc., Personal Voice, Inc. and Private Voice, Inc. Digitel, NBC and their subsidiaries (collectively the "Companies") all of which are based in Clearwater, Florida. The Companies design, develop and market stored value card programs as well as personal voice mail products through their call center operations. In conjunction with their stored value card products, the Companies offer the Platinum Benefit Group premium service that includes vehicle roadside assistance, a prescription discount program, a dental care discount program, a registered nurse hotline and a family legal plan. The Companies also offer personal voice mail services through Personal Voice, Inc. and Private Voice, Inc. Finalization of this transaction is subject to completion of the schedules, exhibits and related contracts to the agreement, board of director approval, negotiation of certain promissory notes and any applicable stockholder approvals. Currently, the purchase price per the terms of the to-be-finalized agreement is $9 million; $5 million cash due at closing and two $2 million promissory notes.

**Recent Developments**

The following is a summary of recent developments regarding Equitex since the year ended December 31, 2004.

Merger Agreement with Hydrogen Power, Inc.

On September 13, 2005, Equitex entered into an Agreement and Plan of Merger and Reorganization (the "Agreement") by and among Equitex, EI Acquisition Corp., a newly formed subsidiary of Equitex ("Merger Sub"), and Hydrogen Power, Inc. ("HPI"), through which (i) Merger Sub will merge with and into HPI, and (ii) HPI will be the surviving corporation to the merger and will become a wholly owned subsidiary of the Registrant.

Pursuant to the Agreement, Equitex will issue to the stockholders of HPI at closing of the merger, shares of its common stock in an amount equal to an aggregate of approximately 29% of Equitex's common stock outstanding on such date, on a post-closing basis. Equitex shall also issue to the stockholders of HPI certain shares of its to-be-designated Series L Preferred Stock (the "Preferred Stock"). The Preferred Stock shall be convertible into common stock of the Registrant in three tranches, on the 180th, 270th and 360th day following closing of the merger, respectively; each tranche shall be convertible into 40% of the Registrant's common stock outstanding on the respective date of conversion. The conversion of the Preferred Stock will be subject to the achievement by HPI of certain performance benchmarks, including HPI's use of its hydrogen technology to develop prototype generators, with marketable value, for various micro and portable power applications and for various macro power applications such as fuel cells and internal combustion engines. The successful achievement of these benchmarks, and thus the conversion of the Preferred Stock, shall be determined by Equitex in its sole discretion.

After closing of the merger, the officers and directors of HPI will remain in their respective positions, with Equitex having the option to appoint one additional HPI director. HPI shall have the option to appoint one additional Equitex director.

As part of the Agreement, Equitex loaned to HPI an aggregate of $3,000,000. Equitex also agreed to use the proceeds from the exercise, if any, of certain existing Equitex warrants toward the development and exploitation of HPI's technology.

Under the terms of the Agreement, we are also obligated to commence to monetize our holdings of the capital stock of FFFC, whereby we agreed we will use the first $10 million (of which $5 million is to be used within 120 days after the closing of the Merger Agreement) of the net proceeds from such monetization towards the exploitation and commercialization of HPI's intellectual property. In order to meet our obligations to monetize our FFFC holdings, we and FFFC have had various discussions with unaffiliated third parties regarding a possible transaction. These discussions have covered various alternatives, including the possible sale of FFFC, sale of certain operating assets of Chex, sale of a portion or all of our FFFC holdings, as well as merger transactions. We along with FFFC are in ongoing discussions in this regard, although no agreements have been signed to date.

The closing of the merger is subject to the fulfillment of customary conditions, including receipt of stockholder approval from the stockholders of Equitex at a special meeting tentatively scheduled for the first quarter of 2006.

On October 31, 2005, Equitex entered into a First Amendment to Agreement and Plan of Merger and Reorganization (the "Amendment") pursuant to which the Parties amended the terms of the Agreement. Pursuant to the Amendment, the Parties agreed to amend the Agreement to (i) allow for HPI to merge with and into the Merger Sub and for the Merger Sub to be the surviving entity and a wholly owned subsidiary of Equitex, (ii) to provide for voting rights to the holders of Equitex's designated Series L Preferred Stock, (iii) to reflect the proposed entry by Equitex and one or more shareholders of HPI into a share exchange agreement whereby Equitex will issue to one or more shareholders of HPI an aggregate of 700,000 shares of the Registrant's common stock in consideration of Equitex's receipt of an aggregate of 850,000 shares of HPI common stock held by such shareholders, (iv) to adjust the Merger Consideration (as defined in the Agreement), and (v) to confirm an agreement between the parties that warrants to purchase the common stock of HPI held by certain shareholders of HPI will be exchanged, at the closing of the merger, for an equal number of warrants to purchase common stock of Equitex at an exercise price of $3.00 per share.

On November 22, 2005, we entered into a Second Amendment to Agreement and Plan of Merger and Reorganization (the "Second Amendment") pursuant to which the Parties amended the terms of the Agreement to extend the termination date to February 15, 2006.

On December 5, 2005, Equitex entered into a Share Exchange Agreement with a shareholder of HPI pursuant to which it issued 700,000 shares of its common stock to the HPI shareholder in exchange for 850,000 shares of HPI common stock. Equitex offered and sold the securities in reliance on an exemption from federal registration under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

Private Placement

In a private-placement offering commenced in June 2005, Equitex has sold 362,666 units, each unit consisting of two shares of common stock and one three-year warrant to purchase an additional share of common stock at an exercise price of $5.50 per share. The purchase price per unit was $6.00, and resulted in aggregate proceeds of $2,175,996 out of which Equitex paid customary fees and expenses, including fees to brokers and consultants, totaling approximately $183,000. Equitex offered and sold the securities in reliance on an exemption from federal registration under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. The Company relied on this exemption and rule based on the fact that there were only 21 investors, all of whom were accredited investors and (i) either alone or through a purchaser representative, had knowledge and experience in financial and business matters such that each was capable of evaluating the risks of the investment, and (ii) we had obtained subscription agreements from such investors indicating that they were purchasing for investment purposes only. The securities comprising the units were not registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The disclosure about the private placement contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, and is made only as permitted by Rule 135c under the Securities Act.

Settlement of Litigation with iGames Entertainment

Effective July 21, 2005, Equitex, together with Chex Services, Inc., the wholly owned operating subsidiary of our majority-owned subsidiary FastFunds Financial Corporation, and Money Centers of America, Inc. (f/k/a iGames Entertainment, Inc.) entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") pursuant to which the parties agreed to resolve all pending litigation between them and release all claims related to such litigation. No party to the Settlement Agreement admitted any wrongdoing or liability related to the litigation. The litigation was dismissed with prejudice by the court on July 22, 2005.

Under the Settlement Agreement, Money Centers paid Chex Services $500,000 in September 2005. In addition, Money Centers issued to FastFunds Financial Corporation a contingent warrant to purchase up to 500,000 shares of common stock of Money Centers at a purchase price of $0.50 per share. The warrant is not exercisable until Money Centers shall have achieved $1,000,000 in net income during a fiscal year.

Equitex, Chex Services and FastFunds are parties to an Indemnification Agreement dated April 14, 2004 (the "Indemnification Agreement"), pursuant to which Equitex agreed to indemnify Chex Services and FastFunds from all losses resulting from the litigation that was the subject of the Settlement Agreement. We are currently involved in discussions with both Chex Services and FastFunds about the manner in which we will satisfy our obligations under the Indemnification Agreement that have arisen by virtue of the settlement.

Exchange of Preferred Stock

On July 22, 2005, Equitex filed with the Delaware Secretary of State a Certificate of Designations of Rights and Preferences of the Series K 6% Convertible Preferred Stock, pursuant to which the Company designated a new class of preferred stock, Series K preferred stock, and defined the rights and preferences thereof. The holders of the Series K preferred stock are entitled to receive dividend rights and conversion rights, and a liquidation preference to all junior securities, including the common stock. Except as required by law, the holders of the Series K preferred stock do not have voting rights.

The Company is authorized us to issue up to 3,100 shares of Series K preferred stock, 3,055 shares of which were issued on August 25, 2005 in exchange for all of the Company's then outstanding shares of Series G preferred stock and Series I preferred stock. The Series K preferred stock has a stated value of $1,000 per share and its holders are entitled to receive dividends at 6% per annum, payable in cash or common stock at the option of the Company. The Series K preferred stock is convertible, subject to certain limitations, into our common stock at the lesser of (i) $2.75 per share, subject to adjustment as provided in the Certificate of Designations, or (ii) 65% of the market price of our common stock for the five trading days prior to conversion; provided that, in the event that, during any 20 consecutive trading days, (a) the closing bid price of our common stock is equal to or greater than $5.50 per share and (b) the average daily trading volume of Equitex common stock is at least $100,000, the amount in clause (ii) above shall be 75% instead of 65%. Under certain circumstances, Equitex may redeem the Series K preferred stock for cash at a redemption price equal to 135% of the stated value plus accrued dividends. Equitex is required to redeem any outstanding Series K preferred stock on June 30, 2009.

Convertible Promissory Notes

On September 15, 2005, we entered into a Purchase Agreement with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P., pursuant to which we borrowed an aggregate of $1,500,000 from such entities. In consideration of the loan, we issued two 10% Secured Convertible Promissory Notes, one in favor of Pandora Select Partners in the principal amount of $900,000 and the other in favor of Whitebox Hedged High Yield Partners in the principal amount of $600,000. The promissory notes are payable with interest only through December 15, 2005, at which time Equitex will be required to pay the remaining principal and interest in equal installments over 21 months. The principal balance on each of the notes, together with accrued interest thereon, is convertible at the option of the payee at a conversion rate of $5.50, subject to certain adjustments. We have the option to pay the notes in our common stock at a price per share equal to 85% of the average of the closing bid prices for the 20 consecutive trading days immediately prior to the payment date. Additionally, we have the option to convert the remaining balance under the notes upon the occurrence of certain events. In connection with the financing, we issued five-year warrants for the purchase of an aggregate of 125,000 shares of common stock at an exercise price of $6.00 per share to such lenders. As collateral for the notes, we pledged our 7,700,000 shares of FastFunds Financial Corporation common stock. The offer and sale of the convertible promissory notes and warrants (including underlying common stock) were not registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The disclosure about the private placement of securities contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, and is made only as permitted by Rule 135c under the Securities Act.

As a holding company, from time to time we evaluate opportunities for strategic investments or acquisitions that would complement our current services and products, enhance our technical capabilities or otherwise offer growth opportunities. As a result, acquisition discussions and, in some cases, negotiations may take place and future investments or acquisitions involving cash, debt or equity securities or a combination thereof may result. Equitex, Inc. maintains its principal office at 7315 East Peakview Avenue, Englewood, Colorado 80111. You can reach us by telephone at (303) 796-8940.

The Offering

Common stock offered (1)	2,994,408 shares
Common stock outstanding before offering (2)	8,340,450 shares
Common stock outstanding after offering(3)	9,863,948 shares
Nasdaq Capital Market symbol	EQTX

(1) Includes (a) 550,000 shares of common stock issuable upon the conversion of certain convertible promissory notes; and (b) 973,498 shares of common stock issued or issuable upon the conversion of certain common stock purchase warrants. The 550,000 shares represent the estimated maximum number of shares of common stock issuable as payment of all principal and/or interest under the convertible promissory notes, in lieu of cash. Under the terms of the convertible promissory notes, such payment may be made by the Company in stock at its option and discretion.

(2) Represents shares of our common stock outstanding as of December 1, 2005. Does not include (a) shares of our common stock reserved for issuance under various stock option agreements, including those issued under our Equitex, Inc. 1999 Stock Option Plan and the Equitex, Inc. 2003 Stock Option Plan, and certain additional options issued to certain directors and executive officers outside of these plans; or (b) shares of our common stock reserved for issuance under outstanding warrants not included in this registration statement.

(3) Assumes the exercise of all warrants and conversion of all convertible notes included in footnote 1.

RISK FACTORS

Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

RISKS ASSOCIATED WITH OUR COMPANY AND HISTORY:

We had a net loss in 2002, 2003 and 2004, as well as the nine-month period ended September 30, 2005, and there is no assurance we will be profitable in either 2005 or 2006.

We incurred a net loss of approximately $7.5 million (a net loss applicable to common stockholders of approximately $7.7 million) for the year ended December 31, 2004 as compared to a net loss of approximately $4.6 million (a net loss applicable to common stockholders of approximately $5.2 million) for the year ended December 31, 2003, and a net loss of approximately $4.3 million (a net loss applicable to common stockholders of approximately $4.4 million) for the year ended December 31, 2002. In addition, we recorded a net loss of approximately $8.1 million (a net loss applicable to common stockholders of approximately $8.5 million) for the nine months ended September 30, 2005. We anticipate further losses in the remaining quarter of 2005, and therefore we expect to have a net loss for the year ending December 31, 2005. There is also no assurance we will be profitable in the year ending December 31, 2006.

We have incurred significant expense as a result of our settlement of legal actions with iGames Entertainment relating to our prior attempt to cause Chex Services, Inc. to enter into a merger transaction with that company, and may incur future litigation expense as a result of our business and merger activities.

Prior to our sale of Chex Services, Inc. to Seven Ventures, Inc. (of which we hold approximately 73% of the outstanding common stock as of the date of this prospectus), we attempted, unsuccessfully, to enter into similar transactions with Cash Systems, Inc. and iGames Entertainment, Inc. Although we entered into definitive agreements with both Cash Systems and iGames, we were unable to consummate transactions with either company.

We became involved in litigation arising in connection with the failures to consummate transactions with Cash Systems and iGames. The litigation with Cash Systems has been settled and is more fully described in our Annual Report on Form 10-K for the year ended December 31, 2004 which was filed with the SEC on April 15, 2005. The litigation with iGames was settled on July 21, 2005 pursuant to a settlement agreement among Equitex, iGames and Chex Services. The material terms of this settlement is more fully described in our Current Report on Form 8-K filed with the SEC on July 27, 2005. As a result of this settlement, we are required to indemnify Chex and the FastFunds from all losses resulting from the litigation that was the subject of the settlement pursuant to and Indemnification Agreement signed at the time of the Seven Ventures merger. We are currently involved in discussions with Chex and FastFunds about the manner in which we will satisfy our obligations under the Indemnification Agreement that have arisen by virtue of the litigation settlement.

In addition, we are involved in other litigation as described in our reports filed with the SEC.

We are subject to Sarbanes-Oxley and the reporting requirements of federal securities laws, which can be expensive.

As a public reporting company, we are subject to the Sarbanes-Oxley Act of 2002, as well as the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and other federal securities laws. The costs of compliance with the Sarbanes-Oxley Act will add significant cost to our preparing and filing annual and quarterly reports, proxy statements and other information with the SEC, and furnishing audited reports to stockholders.

RISKS ASSOCIATED WITH OUR SECURITIES:

We may be unable to maintain our listing on The Nasdaq Capital Market, which failure could limit the ability of our stockholders to sell our common stock at prices and at times they believe appropriate.

Our common stock is currently traded on The Nasdaq Capital Market. In the past, however, we have received several letters from Nasdaq notifying us of failures to comply with Nasdaq's continued listing requirements. Such letters were received in January 2005 and July 2004, and related to the failure of our common stock to maintain the minimum bid price of $1.00 per share that is required for continued listing. In each case, we ultimately regained compliance with the minimum bid price requirement.

Despite our renewed and current compliance with applicable Nasdaq listing criteria, we can provide no assurance we will continue to meet all of the required continued listing requirements to remain on The Nasdaq Capital Market. If for any reason our common stock is delisted from The Nasdaq Capital Market, our common stock would likely be quoted on either the electronic bulletin board or on the pink sheets. Securities quoted on the over-the-counter bulletin board and pink sheets are only rarely covered by securities analysts. In addition, these quotation and trading systems generally involve a slower flow of bid, ask and sales information and fewer market making broker-dealers, which factors typically result in lower prices for quoted securities. As a result, the delisting of our common stock from The Nasdaq Capital Stock Market would could make it more difficult for our stockholders to sell their shares of our common stock at times and at prices they believe appropriate.

The conversion of outstanding preferred stock and the exercise of options and warrants, at prices below the market price of our common stock could cause a decrease in the market price of our common stock.

On August 25, 2005, we issued 3,055 shares of Series K preferred stock in exchange for all of our previously outstanding Series G preferred stock and Series I preferred stock (for which there were approximately $3,055,000 in redemption costs plus unpaid dividends). As of the date of this prospectus, 411 shares of our Series K preferred stock had been converted into 150,078 shares of our common stock leaving 2,644 shares of Series K preferred stock outstanding. The conversion of our outstanding preferred stock into a maximum of 893,144 shares of our common stock based on the 20% limitation, and the exercise of options and warrants into a maximum of 7,783,034 shares of our common stock at the currently applicable weighted-average exercise price of approximately $5.12 per common share, may be below the market price of our common stock at the time such securities are exercised and converted.

Depending on the market price of our common stock at the time of the conversion or exercise of these convertible securities, any issuance of common stock upon conversion or exercise at then-below-market prices may cause a decrease in the market price of our common stock.

Our stockholders may experience significant dilution upon the conversion of our outstanding preferred stock.

Our common stockholders may experience dilution from the conversion of our Series K preferred stock into a maximum of 893,144 shares of our common stock, representing approximately 12% of our currently outstanding common stock. The conversion price of our Series K preferred stock is the lesser of $2.75 or 65% of the market price of our common stock for the five trading days prior to conversion, subject to certain adjustments. This conversion feature allows holders of the preferred stock to purchase an increasing number of common shares as a result of decreasing market prices of our common stock. Nevertheless, the terms of our certificate of designation for Series K preferred stock and applicable Nasdaq Stock Market Marketplace Rules prevent us from issuing more than 1,368,300 shares of our common stock upon conversion of our Series K preferred stock without stockholder approval.

Since we cannot know the conversion price of the Series K preferred stock until notice of conversion has been provided by a holder, we cannot currently determine how many shares of common stock we will actually issue upon conversion of the preferred stock. The following table sets forth, for illustrative purposes only, the effect of increasing and decreasing stock prices on the conversion price per share and number of shares issuable upon conversion of the Series K preferred stock, based on the closing market price of our common stock ($5.00) on December 12, 2005.

Price per share of common stock	Conversion price of Series K preferred stock (1)	Aggregate number of shares of common stock convertible from all Series K preferred stock (2) (3)	Percentage of outstanding common stock (3) (4)
$5.00	$2.75	961,455	11.53%
$3,75 (5)	$2.44	1,084,718	13.01%
$2.50 (6)	$1.63	1,627,077	19.51%
$6.25 (7)	$2.75	961,455	11.53%
$7.50 (8)	$2.75	961,455	11.53%

 (1)   The conversion price is 65% of the market price of our common stock if the market price per share is less than $5.50, and 75% of the market price of our common stock if the market price is more than $5.50 for 20 consecutive trading days (and certain other conditions related to trading volume are met), provided, however, that the conversion price cannot be higher than $2.75 per share.

(2)   Based on 2,644 shares of Series K preferred stock currently outstanding, having an aggregate stated value of $2,644,000.

(3)   The certificate of designation for the Series K preferred stock and applicable Nasdaq Stock Market Marketplace Rules prevent us from issuing more than 1,368,300 shares of our common stock upon conversion of our Series K preferred stock without the approval of our stockholders.

(4)   Based upon 8,340,450 shares of our common stock outstanding as of December 12, 2005.

(5)   Reflects a 25% reduction from the average closing price of $5.00.

(6)   Reflects a 50% reduction from the average closing price of $5.00.

(7)   Reflects a 25% increase from the average closing price of $5.00.

(8)   Reflects a 50% increase from the average closing price of $5.00.

RISKS RELATED TO THE BUSINESS OF OUR MAJORITY-OWNED SUBSIDIARY FASTFUNDS FINANCIAL CORPORATION:

FastFunds incurred a net loss in 2004 and 2003, as well as a net loss for the nine months ended September 30, 2005, and there is no assurance they will be profitable in 2005 or 2006.

For the year ended December 31, 2004, FastFunds incurred a net loss of approximately $4.8 million. Furthermore, as a wholly owned subsidiary of Equitex prior to the Merger, Chex Services (the current operating subsidiary of FastFunds) incurred a net loss of approximately $505,000 for the year ended December 31, 2003. In addition, FastFunds recorded a net loss of $3.9 million for the nine months ended September 30, 2005. We currently anticipate that further losses will occur during 2005, and therefore we expect FastFunds will have a net loss for the year ending December 31, 2005. There is also no assurance that FastFunds will be profitable in the year ending December 31, 2006.

The potential for losses related to returned checks is significant, and if such losses materialize they could materially and adversely affect the financial performance and operations of FastFunds.

Chex Services transacted approximately $213 million in check-cashing volume during 2004 and approximately $169 million in the first nine months of 2005. Chex Services charges operations for potential losses on returned checks in the period such checks are returned, since ultimate collection of these items is uncertain. Recoveries on returned checks are credited in the period when the recovery is received. Chex Services employs a full-time collections specialist and has systems in place to mitigate the amount of returned checks. Nevertheless, the potential for losses on returned checks is significant and actual losses could have a material negative impact on FastFunds' financial condition and results of operations in any given period.

For its revenues, the business of Chex Services is highly dependent on check cashing, credit/debit card cash advances and ATM fees, any or all of which could be limited by state or federal regulation.

Chex Services' revenues are mainly composed of fees charged to its customers for check cashing, credit card and ATM transactions. If federal or state authorities were to limit or ban fees charged for any or all of these services, Chex Services would suffer a significant decline in revenues that would have a material adverse effect on FastFunds' business, growth, financial condition and results of operations. Moreover, neither we nor FastFunds has any control over regulations that may be imposed by federal or state authorities.

Chex Services' business is subject to regulation by various tribal entities and related governmental agencies.

A majority of locations where Chex Services offers its services are on tribal lands. Chex Services is licensed at many of the locations where it operates by the local tribal authority and/or various state licensing organizations. All of the tribes operate under various compacts negotiated with the states where they are domiciled. The Bureau of Indian Affairs, a division of the U.S. Department of Commerce, oversees the regulatory aspects of these compacts. Tribal adherence to the applicable provisions of state compacts is beyond our control and the control of FastFunds. If a tribe were found to be violating the regulations of the state compact, its locations could be closed down. Any such closures could have a material adverse effect on our business, growth, financial condition and results of operations.

To fund check-cashing operations and growth, FastFunds and Chex Services materially rely on certain notes payable which are subject to repayment on 90 days' demand.

FastFunds and Chex Services materially rely on debenture notes issued to private investors to operate its business and to fund its growth. These debenture notes are issued as obligations of Chex Services. As of September 30, 2005, Chex Services had debenture notes payable in the aggregate amount of approximately $11,156,000. There is no assurance that FastFunds and Chex Services will continue to be able to raise the necessary funds to support future growth through similar financing transactions. These debenture notes have a one-year term, but are cancelable (and thereby subject to repayment) by either party with 90 days notice. There is no assurance that FastFunds and Chex Services will be able to replace funds in the event of the non-renewal of a note or a cancellation notice. If in the future FastFunds and Chex Services are unable to rely on the debenture notes to finance their continued operations and growth, they may be forced to seek additional means of financing operations. There can be no assurance that any form of financing will be available to FastFunds and Chex Services on terms acceptable, if at all.

Additional financing could be sought from a number of sources, including but not limited to additional sales of equity or debt securities, loans from banks, and loans from affiliates of FastFunds or Equitex, or other financial institutions. No assurance can be given, however, that FastFunds will be able to sell any securities, or obtain any such additional financing when needed, or do so on terms and conditions acceptable or favorable to FastFunds, if at all. If financing is not available, they may be forced to abandon all or a material portion of their business plans or their entire Chex Services business, discontinue preparing and filing public disclosure reports with the SEC, or dissolve. If any additional financing is obtained, our equity ownership in FastFunds will likely be diluted.

Chex Services is a guarantor of certain debt of Equitex, and FastFund's entire ownership of Chex Services is subject to a security interest securing such obligation. Furthermore, all of the assets of Chex Services are subject to a security interest for the same debt.

In March 2004, we issued $5 million of convertible promissory notes in favor of two financial institutions. The proceeds from the promissory notes were immediately thereafter loaned to Chex Services, which was a wholly owned subsidiary of Equitex at that time. These promissory notes carry a stated interest rate of 7% per annum and have a 45-month term. From April 2004 through June 2004, only interest payments on such promissory notes were due. Beginning in July 2004, principal and interest payments began to amortize over the remaining 42-month period. The promissory notes are collateralized, among other things, by all of the assets of Chex Services, and by the single share of Chex Services common stock owned by FastFunds. Accordingly, if we default on the obligations specified under the promissory notes, and if Chex Services cannot itself cure such defaults, FastFunds' entire business could be lost.

FastFunds' balance sheet contains certain material promissory notes receivable and advances, the collectibility of which cannot be assured.

Included among FastFunds' balance sheet as of September 30, 2005, are promissory notes, advances and interest receivable whose carrying value aggregate to $955,188. These promissory notes and advances include $100,000 due from a customer of Chex Services (which is net of a reserve of $236,500 and is in the actual principal amount of $336,500); $205,000 due from Equitex 2000, Inc., an affiliate of Equitex; $485,936 due from an officer of Chex Services; and $45,461 due from various FastFunds employees. Interest receivable on all of these notes and advances is $119,331. Although FastFunds believes all of the notes will be collected, there can be no assurance that it will be able to collect any of these amounts.

11

There are currently outstanding convertible securities of FastFunds which, if converted or exercised, will substantially dilute our percentage ownership of FastFunds common stock.

FastFunds currently has outstanding securities convertible into or exchangeable for an aggregate of 6,651,148 shares of its common stock. In addition, the effective conversion and exercise prices for certain of these securities are significantly lower than the current market price of FastFunds' common stock. If these securities are converted into or exchanged for FastFunds common stock, their issuance would have a substantial dilutive effect on our percentage ownership of FastFunds common stock.

Anti-dilution protections in favor of pre-Merger stockholders of and certain lenders to FastFunds may substantially dilute our percentage ownership of FastFunds common stock.

The Merger Agreement governing the Merger of Seven Ventures Newco, Inc. with and into Chex Services, Inc. and the acquisition of the Chex Services business by FastFunds contained an anti-dilution provision under which FastFunds agreed to issue additional shares of its common stock to (a) pre-Merger stockholders of FastFunds and (b) holders of certain convertible promissory notes (but only to the extent that such promissory notes become convertible in accordance with their terms), in the event FastFunds issues common stock or securities convertible into or exchangeable for common stock and whose proceeds are used to satisfy debt owed by Equitex and guaranteed by Chex (discussed above). In this regard, it is possible that additional shares of common stock will be issued pursuant to such anti-dilution protections. If such issuances occur, the dilutive effect upon our percentage ownership of FastFunds common stock would likely be substantial and material.

FastFunds' common stock trades only in an illiquid trading market, which generally results in lower prices for their common stock.

Trading of FastFunds' common stock is conducted on the over-the-counter bulletin board. This has an adverse effect on the liquidity of their common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and the lack of security analyst and media coverage of FastFunds and its common stock. These factors may result in lower prices for FastFund's common stock than might otherwise be obtained, and could also result in a larger spread between the bid and asked prices for FastFunds common stock.

Chex Services operates at gaming establishments under written contracts whose material terms may not be enforceable.

Generally, Chex Services operates at gaming establishments pursuant to written contracts. Nevertheless, because many of the gaming establishments with whom Chex Services does business are located in Native American tribal lands, some or all of the material provisions of these contracts may not be enforceable due to the unwillingness of a tribe to provide a waiver of its sovereign immunity, limited or otherwise. Alternatively, the enforcement of an enforceable contract is likely to be much more costly if the contracting party is a tribe, due to a failure to waive sovereign immunity.

Chex Services faces intense competition for its products and services.

Chex Services competes with a number of companies in its market niche. Companies such as Game Financial Corporation, a subsidiary of Certegy, Inc., operating as GameCash, Global Cash Access, Inc., Cash Systems, Inc. and Americash offer full-service-booth check-cashing operations. In addition, Chex Services competes with Global Cash Access, Inc., Game Financial Corporation, Cash Access Systems, Inc., Cash & Win (through an alliance with Comerica Bank and NDC), Americash and Borrego Springs Bank for ala carte credit card cash advance systems and ATMs to the gaming and hospitality industries.

Some of these companies are much larger and better financed than Chex Services. There can be no assurance that Chex Services will be able to compete successfully with these companies in its particular market niche.

As competition increases, there can be no assurance that Chex Services will be able to secure renewals of its existing contracts.

Chex Services operates its business at most locations through contracts negotiated with tribal authorities and other entities that typically last for one to five years. While Chex Services historically has had significant success in renewing these contracts for successive terms, there can be no assurance that future contract renewals will be successful and that Chex Services will be able to maintain its existing client base. In fact, we expect that Chex Services will have a more difficult time obtaining contract renewals in the future due to increasing competition. Chex Services' failure to obtain a significant number of contract renewals could have a material adverse effect on FastFunds' business, growth, financial condition and results of operations.

FastFunds' future growth and success depends on the ability of Chex Services to obtain new customer contracts.

The future growth and success of FastFunds depends on the ability of Chex Services to continue expanding and developing its business through the execution of new contracts with casinos and other gaming establishments. To date, Chex Services has concentrated its efforts on Native American tribal casinos where it has significant market penetration. In order to continue its growth, Chex Services will likely be required to market its products to non-tribal casinos and other gaming establishments in larger traditional gaming markets. In this regard, Chex Services intends to market its new products (the "FastFunds" stored value card and the prepaid payroll card) to industries outside of the Native American gaming industry. Nevertheless, there can be no assurance that these efforts will be successful. The inability of Chex Services to penetrate these new markets could have a material adverse effect on FastFunds business, growth and results of operations.

Fastfunds is dependent upon its management, and that of its subsidiaries, and may not be able to retain key employees.

FastFunds' growth and profitability materially depend on its ability to retain key executives and managers, attract capable employees, and maintain and develop the systems necessary to operate its businesses, primarily the Chex Services business. The loss of any one or more of its key executives could have a material adverse effect on FastFunds' business, growth, financial condition and results of operations.

Chex Services' computer systems are subject to security risks, and if the security of such computer systems are compromised, the business and financial condition of FastFunds could be materially and adversely effected.

Chex Services currently maintains a website at www.fastfunds.com to promote and enhance its services and products, and to educate customers about its services and products. On a secure section of its website, Chex Services maintains proprietary application management software for use by its customers. Like most computer systems, Chex Services' systems are subject to the risks of computer viruses and unauthorized individuals (hackers) obtaining access to and inadvertently or purposefully damaging such systems. FastFunds believes that the security and virus-detection controls and systems currently in place significantly reduce these risks. Nevertheless, if those systems were compromised, important data about Chex Services' customers could be lost, stolen or made publicly available. In such an event, FastFunds may be exposed to liability from customers, may lose customers and may suffer significant damage to its business reputation. Any of these events could have a material and adverse effect on FastFunds' business and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that are and will be incorporated by reference into this prospectus, contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Forward-looking statements in this prospectus are typically identified by words such as "believes," "anticipates," "estimates," "expects," "intends," "will," "may" and other similar expressions. These forward-looking statements may include, among other things, projections of our future financial performance, our anticipated growth and anticipated trends in our businesses. These statements reflect our current expectations or beliefs, and are subject to risks and uncertainties that could cause actual results or events to vary from stated expectations, which could be material and adverse. Given that circumstances may change, and new risks to the business may emerge from time to time, having the potential to negatively impact our business in ways we could not anticipate at the time of making a forward-looking statement, you are cautioned not to place undue reliance on these statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The important factors that could cause our results to differ include those identified in this prospectus and in any applicable prospectus supplement under the section entitled "Risk Factors," those discussed in the Annual Report on Form 10-K for our fiscal year ended December 31, 2004, and similar sections in the other documents incorporated into this prospectus by reference. We encourage you to read these sections and documents carefully.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders pursuant to this Prospectus. We would receive gross proceeds in the approximate amount of $5,338,330 assuming the exercise of all warrants of which the underlying common stock are being offered hereby.

The selling securityholders will receive all proceeds from the sales of these shares, and they will pay any and all expenses incurred by them for brokerage, accounting or tax services (or any other expenses incurred by them in disposing of their shares).

SELLING SECURITYHOLDERS

This prospectus relates the resale by the selling securityholders identified below of up to 2,994,408 shares of our common stock. The following table lists, to our knowledge, certain information about the selling securityholders as of December 12, 2005. Except as indicated in the table and accompanying footnotes, the selling securityholders are offering all of the shares of common stock owned by them or issuable to them upon the exercise of the warrants and conversion of debt. We will not receive any proceeds from the sale of the common stock by these selling securityholders. Notwithstanding the foregoing, we do not know when or in what amounts the selling securityholders may offer shares for resale. The selling securityholders may not sell any or all of the shares offered by them for resale under this prospectus. For this reason, we cannot estimate with any certainty the number of shares that will be held by the selling securityholders after completion of this offering. For purposes of the following table, however, we have assumed that, after completion of this offering, the selling securityholders will no longer hold any of the shares offered for resale under this prospectus.

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Shares of common stock issued and issuable upon conversion of promissory notes	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for securityholder's account	Amount of common stock owned by securityholder after this offering (3)	Percent of outstanding common stock owned by securityholder after this offering (3)
Pandora Select Partners, L.P.	0	330,000	155,000	485,000	0	0.0%
Whitebox Hedged High Yield Partners, L.P.	0	220,000	103,333	323,333	0	0.0%
Phyllis Mirvis	0	0	60,833	60,833	0	0.0%
Infinity Advisors	0	0	8,333	8,333	0	0.0%
Arden O. Wandel	0	0	8,333	8,333	0	0.0%
Jim D Burford IRA #060000006248	31,667	0	15,834	47,501	0	0.0%
Jim D Burford	18,333		9,166	27,499		0.0%
Ijaz Anwar (4)	5,000	0	2,500	7,500	0	0.0%
Narasimhan Sundarrajan	20,000	0	10,000	30,000	0	0.0%
Goben Enterprises LP	50,000	0	100,000	150,000	0	0.0%
Pyramid Partners, LP	40,000	0	20,000	60,000	0	0.0%
Daniel S. & Patrice M. Perkins JTWROS	16,000	0	8,000	24,000	0	0.0%
Piper Jaffray as custodian FBO Daniel S. Perkins	8,000	0	4,000	12,000	0	0.0%

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Shares of common stock issued and issuable upon conversion of promissory notes	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for securityholder's account	Amount of common stock owned by securityholder after this offering (3)	Percent of outstanding common stock owned by securityholder after this offering (3)
Piper Jaffray as custodian FBO Mark L. Beese IRA	2,000	0	1,000	3,000	0	0.0%
Piper Jaffray as custodian FBO David H. Potter IRA	24,000	0	12,000	36,000	0	0.0%
Richard Lockwood	50,000	0	25,000	75,000	0	0.0%
Daniel Ryweck	10,000	0	5,000	15,000	0	0.0%
Terry Pederson	20,000	0	10,000	30,000	0	0.0%
Mark Savage	10,000	0	5,000	15,000	0	0.0%
John F. Stapleton	183,000	0	91,500	274,500	0	0.0%
Industricorp & Co., Inc. FBO Twin City Carpenters Pension Plan 1561000091	50,000	0	25,000	75,000	0	0.0%
Chip A. Rice Bill Rice JTWROS	34,000	0	17,000	51,000	0	0.0%
Larry P. Arnold	33,332	0	16,666	49,998	0	0.0%
John Thysell	20,000	0	10,000	30,000	0	0.0%
Hunter Ridge Partners LLC	100,000	0	50,000	150,000	0	0.0%
Chip Rice	0	0	25,000	25,000	0	0.0%
Wayne W. Mills	0	0	175,000	175,000	0	0.0%
Maslon Edelman Borman and Brand	5,000	0	0	5,000	0	0.0%
George Connors	15,152	0	0	15,152	0	0.0%
Gulfstream 1998 Irrevocable Trust	25,426	0	0	25,426	0	0.0%
Aton Select Fund Limited	700,000	0	0	700,000	0	0.0%
TOTALS	1,470,910	550,000	973,498	2,994,408		

_____

(1) The term "selling securityholder" as used throughout this prospectus includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer.

(2) For purposes of the selling securityholder table and consistent with SEC rules, beneficial ownership includes any shares as to which a stockholder has sole or shared voting power or investment power, and also any shares which a securityholder has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned does not constitute an admission on the part of the securityholder that he, she or it is a direct or indirect beneficial owner of those shares.

(3) Assumes the sale of all of the shares of common stock offered by each selling Securityholders pursuant to this prospectus.

(4) Mr. Anwar is an officer of FastFunds Financial Corporation, our operating subsidiary.

PLAN OF DISTRIBUTION

We are registering the shares of common stock offered by this prospectus on behalf of the selling securityholders, as described above under the caption "Selling Securityholders." As used in this prospectus, "selling securityholders" include donees, pledges, transferees and other successors in interest selling shares received from the selling securityholders after the date of this prospectus, whether as a gift, pledge, partnership distribution or other form of non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by Equitex, Inc. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling securityholders.

The selling securityholders may, from time to time in one or more types of transactions (which may include block transactions), effect resales of shares of common stock offered hereby:

- . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- . block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- . purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- . an exchange distribution in accordance with the rules of the applicable exchange;

- . privately negotiated transactions;

- . short sales;

- . through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- . broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;

- . a combination of any such methods of sale; and

- . any other method permitted pursuant to applicable law.

The selling securityholders may effect sales of shares of common stock offered hereby at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at privately negotiated prices. Any of these transactions may or may not involve brokers or dealers. Any such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders and/or the purchaser(s) of shares of common stock for whom those broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there any underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling securityholders.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by him and, if he, she or it defaults in the performance of secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities, which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. The selling securityholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling securityholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, provided that they meets the criteria and conform to the requirements of that rule.

The selling securityholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. In addition, each broker-dealer selling for its own account or the account of an affiliate is an "underwriter" under Section 2(11) of the Securities Act.

To the extent required, the shares of our common stock to be sold, the name of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and his affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus-delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We are unable to predict the effect which sales of the shares of common stock offered by this prospectus might have upon our ability to raise additional capital.

LEGAL MATTERS

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon for us by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota. Maslon Edelman Borman & Brand, LLP currently holds 5,000 shares of common stock, and such shares are being registered for resale by Maslon Edelman Borman & Brand pursuant to this Prospectus.

EXPERTS

The audited consolidated financial statements of Equitex, Inc. and subsidiaries incorporated herein by reference have been so incorporated in reliance upon the report of GHP Horwath, P.C., independent registered public accounting firm, given upon their authority as experts in auditing and accounting.

With respect to our unaudited financial statements incorporated into this prospectus by reference, our auditor has applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). However, as stated in its separate reports included in our quarterly report on Form 10-Q for the quarter ended September 30, 2005, our quarterly report on Form 10-Q for the quarter ended June 30, 2005 and our quarterly report on Form 10-Q for the quarter ended March 31, 2005, and incorporated by reference into this prospectus, our auditor did not audit and they do not express an opinion on that interim financial information. Because of the limited nature of the review procedures applied, the degree of reliance on their reports on our interim financial information should be restricted. Our auditor is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on our unaudited interim financial information because those reports are not a "report" or a "part" of the Registration Statement of which this prospectus forms a part prepared or certified by our auditor within the meaning of Sections 7 and 11 of the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The reports, proxy statements and other information that we file electronically with the SEC are available to the public free of charge over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC, at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our most current SEC filings, such as our annual, quarterly and current reports, proxy statements and press releases are available to the public free of charge on our Website. The address of our website is http://www.equitex.net. Our website is not intended to be, and is not, a part of this prospectus. We will provide electronic or paper copies of our SEC filings to any stockholder free of charge upon receipt of a written request for any such filing. All requests for our SEC filings should be sent to the attention of Investor Relations at Equitex, Inc., 7315 East Peakview Avenue, Englewood, Colorado 80111.

We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the termination of the offering of our common stock pursuant to this prospectus:

.   Annual report on Form 10-K for the year ended December 31, 2004 (including information specifically incorporated by reference into our Form 10-K), as filed on April 15, 2005; and

.   Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed on May 19, 2005; and

.   Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed on August 22, 2005; and

.   Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, as filed on November 21, 2005; and

.   Current Reports on Form 8-K filed on December 9, 2005, November 4, 2005, September 19, 2005, August 31, 2005, July 28, 2005, July 27, 2005, July 12, 2005, July 7, 2005, March 18, 2005, February 11, 2005 and February 1, 2005; and

.   The description of our common stock included under the caption "Securities to be Registered" in our Registration Statement on Form 8-A, dated July 21, 1983, including any amendments or reports filed for the purpose of updating that description; and

The information about us that is contained in this prospectus is not comprehensive and you should also read the information in the documents incorporated by reference into this prospectus. Information that we file later with the SEC and that is incorporated by reference into this prospectus will automatically update and supersede information in this prospectus. You can request a free copy of the above filings, or any filings subsequently incorporated by reference into this prospectus, by writing to us at Equitex, Inc., 7315 East Peakview Avenue, Englewood, Colorado 80111, Attention: Investor Relations; or telephoning us at (303) 796-8940.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by Delaware General Corporation Law, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

PROSPECTUS

____________ , 2005

EQUITEX, INC.

2,994,408 shares of common stock

Until ___________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments for subscriptions.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The registrant estimates that expenses payable in connection with the offering described in this registration statement will be as follows:

SEC registration fee	$	1,700
Legal fees and expenses		5,000
Accounting fees and expenses		3,000
Printing and engraving expenses		500
Miscellaneous		1,000
TOTAL	$	11,200

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of Equitex's officers, directors, employees and agents against liabilities which they may incur in such capacities. A summarization of the circumstances in which such indemnifications provided for is contained herein, but that description is qualified in its entirety by reference to the relevant Section of the Delaware General Corporation Law.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person's actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to Equitex's best interest; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he was a party, he is entitled to receive indemnification against expenses, including attorneys' fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by or in the right of Equitex in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys' fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in Equitex's best interest and must not have been adjudged liable to Equitex unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on behalf of Equitex in which a director is adjudged liable to Equitex, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Delaware law authorizes Equitex to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to Equitex a written agreement to repay such advances if it is determined that he is not entitled to be indemnified by Equitex.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under Equitex's Certificate of Incorporation, Bylaws, resolutions of its stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants the power to Equitex to purchase and maintain insurance policies which protect any director, officer, employee or agent against any liability asserted against or incurred by him in such capacity arising out of his status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it. No such policies providing protection against liabilities imposed under the securities laws have been obtained by Equitex.

Article VII Section 9 of Equitex's corporate bylaws provides that Equitex shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. In addition, Equitex has entered into agreements with its directors indemnifying them to the fullest extent permitted by the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Equitex pursuant to the foregoing provisions, Equitex has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16. Exhibits

The following exhibits are filed as part of this registration statement:

5.1	Opinion of Maslon Edelman Borman & Brand, LLP (*Filed herewith*)
15.1	Acknowledgement of Independent Registered Public Accounting Firm, GHP Horwath, P.C. (*Filed herewith*)
23.1	Consent of Independent Registered Public Accounting Firm, GHP Horwath, P.C. (*Filed herewith*)
23.2	Consent of Maslon Edelman Borman & Brand, LLP (included within Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

Item 17. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and

(5) that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Exhibit Index

Exhibit No.	Name of Exhibit
5.1	Opinion of Maslon Edelman Borman & Brand, LLP (*Filed herewith*)
15.1	Acknowledgement of Independent Registered Public Accounting Firm, GHP Horwath, P.C. (*Filed herewith*)
23.1	Consent of Independent Registered Public Accounting Firm, GHP Horwath, P.C. (*Filed herewith*)
23.2	Consent of Maslon Edelman Borman & Brand, LLP (included within Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

**SIGNATURES**

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach Gardens, State of Florida, on December 14, 2005.


Equitex, Inc.
(Registrant)

/s/ Henry Fong
Henry Fong
Chief Financial Officer


**POWER OF ATTORNEY**

Each person whose signature appears below constitutes and appoints Henry Fong, as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date
/s/ Henry Fong Henry Fong	Principal financial and accounting officer and Director	December 14, 2005
/s/ Russell L. Casement Russell L. Casement	Director	December 14, 2005
/s/ Aaron A. Grunfeld Aaron A. Grunfeld	Director	December 14, 2005
/s/ Michael S. Casazza Michael S. Casazza	Director	December 14, 2005